

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2020

Wei Sun
Chief Financial Officer
TD Holdings, Inc.
Room 104, No. 33 Section D,
No. 6 Middle Xierqi Road,
Haidian District, Beijing, China 100085

   Re: TD Holdings, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2019
     Filed May 29, 2020
     File No. 001-36055

Dear Ms. Sun:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Finance